EXHIBIT 99.1

News Release dated October 17, 2017, Petro-Canada and RBC team up on innovative loyalty benefits and savings

News Release

FOR IMMEDIATE RELEASE

Petro-Canada and RBC team up on innovative loyalty benefits and savings

This fall, two of Canada’s iconic brands work together to reinvent how Canadians save on fuel and participate in the Petro-Points and RBC Rewards programs

Calgary, Alberta (October 17, 2017) — In another Canadian first, Petro-Canada, a Suncor Energy business and Royal Bank of Canada (“RBC”), have announced an innovative new program that allows Canadians to instantly save on fuel and earn points across both loyalty programs with a single swipe of any personal or business RBC credit or debit card.

Starting October 31, RBC clients will be able to link their Petro-Points card to any personal or business RBC debit or credit card to instantly receive 3¢ per litre fuel savings and earn 20 per cent more Petro-Points on purchases made at Petro-Canada. RBC Rewards credit card holders will also earn 20 per cent more RBC Rewards points on their Petro-Canada purchases. Unlike other loyalty programs where the benefits are limited to a specific card Canadians will be able to use every RBC card in their wallet to save instantly on fuel and earn more rewards points. Clients simply need to link their Petro-Points card to their RBC profile online once by visiting the secure RBC website, rbc.com/petro-canada.

“This announcement is about delivering value to Canadians through a seamless, simple and convenient experience, no matter what type of RBC card they choose to pay with,” says Sean Amato-Gauci, Executive Vice President, Cards, Payments & Banking, RBC. “Together with Petro-Canada, we’ve created a unique program that provides Canadians with great savings on fuel purchases, bonus rewards points and access to the benefits of our market-leading credit and debit solutions. We’re changing the loyalty landscape – our innovative linking experience will provide significant savings and value to more than 12 million RBC and Petro-Canada customers, without requiring them to apply for a specific card.”

This strategic, long-term relationship between RBC and Petro-Canada represents a unique opportunity for two of Canada’s iconic brands to work together for the benefit of Canadian consumers. As part of this announcement, more than 500 RBC-branded ATMs will be rolled out to Petro-Canada locations across Canada over the next six months.

“This is all about increasing the value of what we offer our guests and making it simple to save money. We are excited to team up with RBC to offer an integrated solution that allows our guests to receive more instant fuel savings, earn bonus Petro-Points and redeem points with the same card. Even though their card won’t look any different, their RBC credit or debit card will now serve as a Petro-Points card,” says Deborah Gullaher, Vice President, Sales and Marketing, Suncor. “Our guests told us that they are looking for choice and a financial partner

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

that provides extra value. We believe that by working with RBC to offer our guests a greater choice in payment, while they earn points faster, is the solution.”

To link a Petro-Points card to an RBC profile on October 31, clients simply need to visit rbc.com/petro-canada, enter their online banking credentials and Petro-Points card number, agree to the terms and conditions, and that’s it. Within two business days clients will start receiving instant fuel savings and bonus points when they shop at Petro-Canada with an RBC payment card or the RBC Wallet.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have approximately 81,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 35 other countries. For more information, please visit rbc.com.

RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments and employee volunteer activities. For more information please see: http://www.rbc.com/community-sustainability/.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

Suncor

403-296-4000

media@suncor.com

Heather Colquhoun, RBC Corporate Communications

437-994-5044

heather.colquhoun@rbc.com